Exhibit 12.1

US Oncology Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Predecessor		Successor										Pro Forma
	Period from January 1, 2004 through August 20, 2004		Period from August 21, 2004 through December 31, 2004		Year Ended December 31, 2005		Three Months Ended March 31, 2006		Year Ended December 31, 2006		Three Months Ended March 31, 2007		Year Ended December 31, 2006		Three Months Ended March 31, 2007
			(dollars in thousands)
Net income (loss) before income taxes	48,257		37,107		32,912		13,053		45,084		(16,195)		11,852		(7,078)
Fixed Charges:
Interest expense incurred	16,000		30,144		102,543		27,458		117,088		31,025		137,403		34,825
Interest portion of lease expense	13,878		8,458		24,653		6,703		26,362		7,335		26,362		7,335
Accretion of preferred stock dividends	—		10,768		22,168		4,811		20,104		5,805		20,104		5,805

Total fixed charges	29,878		49,370		149,364		38,972		163,554		44,165		183,869		47,965
Net income before income taxes and fixed charges	78,135		86,477		182,276		52,025		208,638		27,970		195,721		40,887
Ratio of earnings to fixed charges	2.6	x	1.8	x	1.2	x	1.3	x	1.3	x	0.6	x	1.1	x	0.9	x

(1)
The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt expense and discount, one-third of rental expense, which approximates the interest portion of our rental expense, and accretion of preferred stock dividends.